# 10-Year Total Shareholder Return as of Unaffected Date



10-Year TSR as of Unaffected Date (26 Feb 2024)
109.0%
96.7%
151.0%
64.7%
(32.2%)
S&P 1500 Asset Management & Custody Banks
Russell 2000
Proxy Peers (Median)
Traditional Asset Peers (Median)
WisdomTree

Source: FactSet. See Appendix for peers

# 10-year Shareholder Return as of Current Date


10-Year TSR as of Current Date (03 June 2024)
100.2%
109.8%
181.2%
78.5%
9.0%
S&P 1500 Asset Management & Custody Banks
Russell 2000
Proxy Peers (Median)
Traditional Asset Peers (Median)
WisdomTree

Source: FactSet. See Appendix for peers

# Appendix: Peer Group

**Proxy Peers**

| | |
|---|---|
| AB-US | AllianceBernstein Holding L.P. |
| APAM-US | Artisan Partners Asset Management, Inc. Class A |
| RILY-US | B. Riley Financial, Inc. |
| BSIG-US | BrightSphere Investment Group, Inc. |
| CNS-US | Cohen & Steers, Inc. |
| DHIL-US | Diamond Hill Investment Group, Inc. |
| DFIN-US | Donnelley Financial Solutions, Inc. |
| HTGC-US | Hercules Capital, Inc. |
| MAIN-US | Main Street Capital Corporation |
| MC-US | Moelis & Co. Class A |
| SAMG-US | Silvercrest Asset Management Group Inc. Class A |
| VCTR-US | Victory Capital Holdings, Inc. Class A |
| VRTS-US | Virtus Investment Partners, Inc. |
| WHG-US | Westwood Holdings Group, Inc. |

**Traditional Asset Manager Peers**

| | |
|---|---|
| AB-US | AllianceBernstein Holding L.P. |
| AMG-US | Affiliated Managers Group, Inc. |
| APAM-US | Artisan Partners Asset Management, Inc. Class A |
| BEN-US | Franklin Resources, Inc. |
| BLK-US | BlackRock, Inc. |
| BSIG-US | BrightSphere Investment Group, Inc. |
| FHI-US | Federated Hermes, Inc. Class B |
| IVZ-US | Invesco Ltd. |
| JHG-US | Janus Henderson Group PLC |
| TROW-US | T. Rowe Price Group |
| VRTS-US | Virtus Investment Partners, Inc. |
| VCTR-US | Victory Capital Holdings, Inc. Class A |

Traditional Asset Manager Peers based on WisdomTree's presentation filed with the SEC on May 23, 2024.
Proxy Peers: Based on executive compensation peers disclosed in WisdomTree's 2022 and 2023 proxy statements filed with the SEC